Exhibit (b)(i)

June 6, 2024

BCPE Polymath Buyer, Inc.

c/o Bain Capital Private Equity, LP

200 Clarendon Street

Boston, MA 02116

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of each of Bain Capital Fund XIII, L.P., a Delaware limited partnership, and Bain Capital Fund (Lux) XIII, SCSp, a special limited partnership organized and established under the laws of Grand Duchy of Luxembourg (each individually, a “Fund” and collectively, the “Funds”), to purchase, directly or indirectly, on the terms and subject to the conditions contained herein, certain equity interests of BCPE Polymath Buyer, Inc., a newly formed Delaware corporation (“Parent”), formed to acquire, hold and dispose of, directly or indirectly, equity interests of PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), pursuant to the transactions contemplated by that certain Agreement and Plan of Merger (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Parent, the Company and BCPE Polymath Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1. Commitments. Each Fund hereby commits, severally and not jointly or jointly and severally, on the terms and subject to conditions set forth herein, at or prior to the Closing, to purchase, or shall cause the purchase of, directly or indirectly through one or more intermediate entities, equity securities of Parent for an aggregate purchase price not to exceed such Fund’s Pro Rata Percentage (as defined below) of $1,748,566,902 (as to each Fund, the “Individual Commitment Cap,” and in the aggregate, the “Commitment Amount”) (such commitment, the “Commitment”), the proceeds of which, together with the net proceeds of the Debt Financing, will be used, as needed, solely to (i) fund amounts required to be paid by Parent pursuant to the last sentence of Section 2.7(d), Section 2.8(e) and Section 2.9(b) of the Merger Agreement and (ii) without duplication, pay related fees, costs and expenses required to be paid by Parent or Merger Sub in connection with the Merger at the Closing pursuant to the Merger Agreement (collectively, clauses (i) and (ii), “Closing Payments”). Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may not be enforced against any Fund without giving effect to its Individual Commitment Cap, and no Fund shall be liable for any amounts hereunder in excess of its Individual Commitment Cap, and (b) each Fund may allocate all or a portion of its Commitment to one or more affiliated investment funds, affiliated separately managed accounts or affiliated investment vehicles and such Fund’s portion of the Commitment Amount will be reduced by its Pro Rata Percentage of any amounts actually contributed to Parent by such other Persons (and not returned) at or prior to the Closing, so long as such assignment would not reasonably be expected to (i) prevent, impair or delay the consummation of the transactions contemplated by the Merger Agreement or (ii) require any additional regulatory filings, of which the failure to obtain would prevent, impair or delay the consummation of the transactions contemplated by the Merger

Agreement; provided, however, that any such assignment shall not relieve such Fund of any of its obligations under this letter (including its obligation to fund its Individual Commitment Cap of the Commitment hereunder), except to the extent performed at Closing by such affiliated investment funds, affiliated separately managed accounts or affiliated investment vehicles. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2. Conditions. Each Fund’s obligation to fund its Pro Rata Percentage of the Commitment Amount shall be subject to (i) the execution and delivery of the Merger Agreement by the Parties to the Merger Agreement, (ii) satisfaction or valid waiver of each of the conditions to Parent and Merger Sub’s obligations to effect the Closing set forth in Section 7.1 and Section 7.2 of the Merger Agreement (in each case, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or valid waiver of such conditions), (iii) the substantially simultaneous consummation of the Closing in accordance with the terms of the Merger Agreement, (iv) the substantially contemporaneous funding of the full amount of the Debt Financing in accordance with the terms of the Debt Commitment Letter and (v) the consummation of the Rollover immediately prior to or substantially concurrent with the consummation of the Closing pursuant to the terms of the Merger Agreement and the Support and Rollover Agreement.

3. Limited Guarantee. Concurrently with the execution and delivery of this Agreement, the Funds have executed and delivered to the Company a limited guarantee pursuant to which the Funds have agreed, on the terms and subject to the conditions therein, to guarantee certain of Parent’s payment obligations under the Merger Agreement (the “Limited Guarantee”). Each Fund acknowledges and agrees that if the conditions described in Section 2 hereof are satisfied, the Company may seek an order of specific performance to enforce each Fund’s obligation to fund its Pro Rata Percentage of the Commitment Amount hereunder, pursuant to (and on the terms and subject to the conditions of) Section 9.9(b)(ii) of the Merger Agreement (the “Specific Performance Rights”). Other than the Specific Performance Rights and the other Retained Claims (as defined in the Limited Guarantee), the Company’s right to receive payment from Parent of the Guaranteed Obligations (as defined in the Limited Guarantee), subject to the Cap (as defined in the Limited Guarantee) and otherwise on the terms and subject to the conditions of the Limited Guarantee, is and shall be the sole and exclusive direct or indirect remedy (whether at law or in equity) available to the Company, its Subsidiaries, any of their respective directors, officers, employees, and Affiliates, and each of the Rollover Stockholders and any other security holder of the Company who has executed and delivered a Support and Rollover Agreement and any of their respective Affiliates (each such Person, a “Company Related Party”) (or available to any Person claiming by, through, or on behalf or for the benefit of any of the Company Related Parties) against the Funds or any other Non-Recourse Party (as defined in the Limited Guarantee) with respect to any claim (whether sounding in contract or tort, under statute or otherwise) arising under or related to the Merger Agreement, the Limited Guarantee, this Agreement or the transactions contemplated hereby or thereby or related negotiations, including without limitation in connection with any breach or alleged breach by Parent or Merger Sub of any obligation under or related to the Merger Agreement, whether or not any such breach or alleged breach is caused by the Funds’ breach of their obligations under this Agreement and any breach or alleged breach by the Funds of any obligation under or related to the Limited Guarantee or this Agreement. Each Fund agrees, solely in the context of Section 9.9(b) of the Merger Agreement, not to oppose the granting of an injunction or specific performance on the basis that (i) the Company has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

4. Confidentiality. This Agreement shall be treated as confidential and is being provided to Parent solely in connection with the transactions contemplated by the Merger Agreement. This Agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Limited Guarantee and the Merger Agreement) by Parent, the Company or their respective Affiliates except with the prior written consent of Parent and the Funds in each instance; provided, that no such written consent is required for any disclosure of the existence of this Agreement (i) to the extent required by applicable Law (provided, that to the extent permissible by applicable Law, the disclosing party shall use its commercially reasonable efforts to give the non-disclosing parties prior notice of such disclosure and, upon any such other party’s request, shall use commercially reasonable efforts to obtain confidential treatment for the existence and terms of this letter) or in connection with any litigation related to the Merger Agreement or the transactions contemplated hereby or thereby, (ii) in connection with seeking the approval, consent, or waiver from, or in connection with the filing of any notices or similar responses, in each case with any Governmental Authority as required by the Merger Agreement, or (iii) to representatives of Parent or the Company who reasonably need to know of the existence of this Agreement in connection with the transactions contemplated hereby. Notwithstanding the foregoing, this Agreement may be provided to certain investment funds managed or controlled by Affiliates of Bain Capital Private Equity, LP, and the existence of this Agreement may be disclosed by them to (x) their respective Affiliates and representatives who are subject to confidentiality obligations and (y) to the extent required by Law.

5. Representations and Warranties. Each Fund hereby represents and warrants to Parent that (a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) it has all requisite power and authority to execute, deliver and perform this Agreement, (c) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary general partner, manager or other organizational action by such Fund, (d) this Agreement has been duly and validly executed and delivered by such Fund and (assuming due execution and delivery of this Agreement, the Merger Agreement and the Limited Guarantee by all the other parties hereto and thereto) constitutes a legal, valid and binding obligation of such Fund, enforceable against such Fund in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law), (e) to the extent, if any, that such Fund’s governing documents or other agreements limit the amount such Fund may commit to any one investment, such Fund’s Pro Rata Percentage of the Commitment Amount is less than the maximum amount that such Fund is permitted to invest in any one portfolio investment pursuant to the terms of such governing documents or other agreements, (f) such Fund has uncalled capital commitments or otherwise has available funds in excess of the sum of such Fund’s Pro Rata Percentage of the Commitment Amount hereunder plus the aggregate amount of all other commitments and obligations it currently has outstanding and (g) the execution, delivery and performance by such Fund of this Agreement does not (i) violate such Fund’s agreement of limited partnership or other organizational documents, (ii) violate any Law or judgment applicable to it, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which it is a party, except where such violation or default would not prevent such Fund’s ability to perform its obligations hereunder.

6. Parties in Interest; Enforceability. This Agreement (a) is solely for the benefit of, and shall only be binding upon, the parties hereto and their respective successors and permitted assigns and (b) is not intended to, and does not, confer upon any other Person any benefits, rights or remedies, except that (i) the Company is an express third-party beneficiary hereof solely in respect of (x) the Specific Performance Rights described in Section 3 of this Agreement and (y) the rights expressly provided for in Sections 7 and 12 of this Agreement and (ii) each Non-Recourse Party is an express third-party beneficiary hereof and may rely upon and enforce the provisions of Sections 3 and 13 hereof. Neither Parent’s creditors nor any Person claiming by, through, or on behalf or for the benefit of Parent, the Company or any of their respective Affiliates shall have any right to enforce this Agreement or to cause Parent to enforce this Agreement.

7. Amendment. No amendment, modification or waiver of any provision of this Agreement will be enforceable unless approved in writing by Parent, the Funds and the Company. No failure or delay by any such Person in exercising any right, power or privilege in connection with this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof, preclude any other or further exercise thereof or the exercise of any other right, power or privilege, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

8. Termination. This Agreement and all obligations of each Fund to fund its Pro Rata Percentage of the Commitment Amount will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing (at which time such obligations shall be discharged) and the funding in full of the Commitment hereunder, subject to any reduction in accordance with Section 1 (at which time all such obligations shall be discharged), (b) any valid termination of the Merger Agreement pursuant to Article VIII thereof, (c) payment by the Parent or the Guarantors (as defined in the Limited Guarantee) of any Guaranteed Obligations, subject to the Cap (as defined in the Limited Guarantee), and (d) the commencement of a claim by any Company Related Party (or any Person claiming by, through or on behalf or for the benefit of any of the foregoing) against any Fund or any Non-Recourse Party under this Agreement, the Limited Guarantee or the Merger Agreement (other than the Company asserting any Retained Claim against the applicable Non-Recourse Party(ies) to the extent such Retained Claim may be asserted pursuant to Section 8 of the Limited Guarantee).

9. Headings; Construction. The descriptive headings contained in this Agreement are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Each party acknowledges that it and its respective counsel have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

10. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

(b) Each of the parties to this Agreement (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 of the Merger Agreement or in such other manner as may be permitted by applicable Law, and nothing in this Section 10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the parties to this Agreement agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

11. Entire Agreement; Integration. This Agreement, the Merger Agreement, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between the Funds or any of their Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

12. No Assignment. This Agreement, and any of the rights, interests or obligations hereunder, may not be assigned, in whole or in part, by Parent or any Fund without the prior written consent of the Funds and the Company; provided, that, each Fund may assign all or a portion of its respective obligations to fund the Commitment Amount to any Person that agrees to assume such Fund’s obligations hereunder or otherwise pursuant to and in compliance with the terms set forth in Section 1 hereof. The granting of such consent in a given instance shall be solely in the discretion of the Funds and the Company and, if granted, shall not constitute a waiver of the requirement to obtain the Funds’ or the Company’s consent with respect to any subsequent assignment. Any purported assignment of this Agreement or the Commitment in contravention of this Section 12 shall be void.

13. No Recourse against Affiliates, etc. Notwithstanding anything that may be expressed or implied in this Agreement, by its acceptance hereof Parent covenants, acknowledges and agrees that (a) no Person other than each Fund (and their respective permitted assignees, if applicable) shall have any obligation hereunder (whether of an equitable, contractual, tort, statutory or other nature), (b) notwithstanding that each Fund is a limited partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith may be sought or had against any Non-Recourse Party, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and (c) no liability whatsoever will attach to, be imposed on or otherwise be incurred by any Non-Recourse Party in connection with this Agreement for any obligation of each Fund under this Agreement or in connection with the Commitment, or any claim based on, in respect of, or by reason of this Agreement or the Commitment; provided, however, that nothing in this Section 13 is intended or shall be construed to limit the contractual obligations of each Fund under the Limited Guarantee or the contractual obligations of Parent under the Merger Agreement.

14. Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or by .pdf delivered via email), and each such counterpart when executed will be deemed an original instrument and all such counterparts shall together constitute one and the same agreement.

15. Pro Rata Percentage. Each party hereto acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, (b) the obligations of each of the Funds under this

Agreement are solely contractual in nature and (c) the determination of each Fund was independent of each other. Notwithstanding anything to the contrary contained in this Agreement, the liability of each Fund hereunder shall be several, not joint or joint and several, based upon its respective Pro Rata Percentage, and no Fund shall be obligated to contribute any amounts hereunder in excess of its Pro Rata Percentage of the Commitment Amount. The “Pro Rata Percentage” of each Fund is as set forth below:

Bain Capital Fund XIII, L.P.	87.069%
Bain Capital Fund (Lux) XIII, SCSp	12.931%

16. Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

If to the Funds:

Bain Capital Fund XIII, L.P.

Bain Capital Fund (Lux) XIII, SCSp

c/o Bain Capital Private Equity, LP

200 Clarendon Street

Boston, MA 02116

Attn.: David Humphrey; Max de Groen Bryan Curran

Email: **********; **********; **********

with a copy (which shall not constitute actual or constructive notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn: William Shields; Charles Boer; David Hutchins; Jessica Cooney; Thomas Holden; Thomas Fraser

Email: **********; **********; **********; **********; **********; **********

If to Parent:

c/o Bain Capital Private Equity, LP

200 Clarendon Street

Boston, MA 02116

Attn: David Humphrey; Max de Groen; Bryan Curran

Email:  **********; **********; **********

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn: William Shields; Charles Boer; David Hutchins; Jessica Cooney;

Thomas Holden; Thomas Fraser

Email:  **********; **********; **********; **********;

**********; **********

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party hereto may provide notice to the other parties of a change in its address or e-mail address through a notice given in accordance with this Section 16, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 16 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 16.

[Remainder of the page intentionally left blank – signature page follows]

Sincerely,

BAIN CAPITAL FUND XIII, L.P.

By: Bain Capital XIII General Partner, LLC
Its: General Partner

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Max de Groen
Name:	Max de Groen
Title:	Authorized Signatory

BAIN CAPITAL FUND (LUX) XIII, SCSP

By: Bain Capital Fund XIII (Lux) General
Partner, S.à.r.l.
Its: General Partner

By:	/s/ Alexis Hennebaut
Name:	Alexis Hennebaut
Title:	Manager

By:	/s/ Sean Kelly
Name:	Sean Kelly
Title:	Manager

[Signature Page to Equity Commitment Letter]

Agreed to and accepted:

BCPE POLYMATH BUYER, INC.

By:	/s/ Valentin Fernandez
Name:	Valentin Fernandez
Title:	Vice President & Treasurer

[Signature Page to Equity Commitment Letter]